Exhibit 99.1

Rogers Communications Inc. Announces Successful Completion of Consent Solicitations to Extend Special
Mandatory Redemption Date for all Senior Notes

●	All Series of Senior Notes which are Subject to a Special Mandatory Redemption Will Have the Special Mandatory Redemption Date Extended to December 31, 2023
●	Extension of Special Mandatory Redemption Date Ensures Bond Financing Remains in Place if Closing of Shaw Transaction Takes Place in 2023

TORONTO, August 31, 2022 - Rogers Communications Inc. (“RCI”) today announced that, in connection with its previously announced consent solicitations, holders of a majority of the principal amount outstanding of each of the respective series of notes listed below (the “Notes”) have delivered consents to amend the indentures governing those Notes as contemplated by the previously announced consent solicitations. As a result, the Special Mandatory Redemption Outside Date for the Notes will be extended by one year to December 31, 2023, to ensure that the proceeds from the issuance of the Notes remain available for a further year to December 31, 2023 if the closing of the Shaw Communications acquisition takes place in 2023. All capitalized terms used in this press release but not defined herein have the meaning given to them in RCI’s press release of August 22, 2022.

Title of Series of Notes
2.95% Senior Notes due 2025
3.20% Senior Notes due 2027
3.80% Senior Notes due 2032
4.50% Senior Notes due 2042
4.55% Senior Notes due 2052
3.75% Senior Notes due 2029
4.25% Senior Notes due 2032
5.25% Senior Notes due 2052

The consent solicitations related to the Notes expired as of 5:00 p.m., Eastern time, on August 31, 2022 (the “Expiration Time”). RCI will pay the applicable Initial Consent Fees to the applicable tabulation agent for distribution to holders of the Notes who delivered valid consents (and did not, in the case of the US dollar denominated Notes, validly revoke such consents) prior to the Expiration Time (such holders, the “consenting holders”) on or before September 9, 2022. The aggregate Initial Consent Fees payable by RCI are approximately Cdn$520 million. In addition, RCI will pay the applicable Additional Consent Fees to the applicable tabulation agent for distribution to the consenting holders within five business days following December 31, 2022 if (and only if), as of December 31, 2022, (i) the Arrangement has not yet been consummated and (ii) RCI has not become obligated under the special mandatory redemption provision of the applicable indenture to redeem the Notes of such series (collectively, the “Additional Consent Fee Requirements”). There can be no assurance that the Additional Consent Fee Requirements will be satisfied and, as a result, there can be no assurance that any holder will receive any Additional Consent Fee. RCI, Rogers Communications Canada, Inc., as Guarantor, and the applicable trustee will execute amending supplemental indentures for each series of Notes to amend the applicable indentures to extend the Special Mandatory Redemption Outside Date from December 31, 2022 to December 31, 2023.

This press release is for informational purposes only and does not amend the consent solicitations, which have expired and were made solely on the terms and subject to the conditions set forth in the applicable consent solicitation statement. Further, this press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The consent solicitation statements do not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. Copies of the consent solicitation statements may be obtained from D.F. King & Co., Inc., the Information and Tabulation Agent for the consent solicitations relating to the US dollar denominated Notes at (212) 269-5550 (banks and brokers), (877) 783-5524 (all others, toll free), or email at rci@dfking.com and TSX Investor Solutions Inc., the Information Agent for the consent solicitations relating to the Canadian dollar denominated Notes, by email at INFO_TMXIS@tmx.com. Any persons with questions regarding the consent solicitations relating to the US dollar denominated Notes should contact the Lead Solicitation Agents as follows:

BofA Securities, Inc.
620 South Tryon Street
Charlotte, North Carolina 28255
Attn: Liability Management
Toll-Free: (888) 292-0070
Collect: (980) 683-3215
Call: (704) 560-7937
Email: debt_advisory@bofa.com
RBC Capital Markets, LLC 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: +1 (877) 381-2099 Call: +1 (212) 618-7843 Email: liability.management@rbccm.com	Scotia Capital (USA) Inc. 250 Vesey Street New York, NY 10281 Attn: Debt Capital Markets Toll Free: +1 (800) 372-3930 Collect: +1 (212) 225-5559 Email: LM@scotiabank.com

Any persons with questions regarding the consent solicitations relating to the Canadian dollar denominated Notes should contact the Lead Solicitation Agents as follows:

Merrill Lynch Canada Inc.
Brookfield Place
Bay/Wellington Tower
181 Bay Street, Suite 400
Toronto, Ontario M5J 2V8
Toll-Free: (888) 292-0070
Collect: (980) 683-3215
Call: (704) 560-7937
E-Mail: debt_advisory@bofa.com

RBC Dominion Securities Inc.
200 Bay Street, Royal Bank Plaza North Tower, 2nd Floor
Toronto, Ontario M5J 2W7
Attention: Liability Management Group
Telephone (Local): (416) 842-6311
Telephone (Toll-Free): (877) 381-2099
E-Mail: liability.management@rbccm.com
Scotia Capital Inc. 40 King Street West 66th Floor Toronto, Ontario M5H 1H1 Toll Free: +1 (800) 372-3930 Collect: +1 (212) 225-5559 Email: LM@scotiabank.com

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

Caution Concerning Forward-Looking Statements

This document may include certain forward-looking information and forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, industry structure and stability, the impact of the COVID-19 pandemic and other factors affecting the operations of RCI.

For more information:

Rogers Communications media contact
1-844-226-1338
media@rci.rogers.com

Rogers Communications investment community contact
Paul Carpino
647-435-6470
paul.carpino@rci.rogers.com